Cemtrex, Inc.

19 Engineers Lane

Farmingdale, NY 11735

July 11, 2013

VIA EDGAR

Ms. Jeanne Bennett

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re: Cemtrex, Inc.
Amendment No. 1 to Form 10-K for the fiscal year ended September 30, 2012 Filed January 30, 2013
File No: 000-53238

Dear Ms. Bennett:

Cemtrex, Inc.  (the “Company”) has received your letter, dated July 2, 2013 (the “Letter”), indicating that Gruber & Co., LLC (“Gruber”), the Company’s previous independent auditor, had its registration revoked by the Public Company Accounting Oversight Board (“PCAOB”) on June 27, 2013. In response to the Letter, the Company has filed its Current Report on Form 8-K, dated July 9, 2013, disclosing the Gruber revocation and the Company’s retention of a new independent auditor, Li & Company, PC.

Further, please note the Company acknowledges that:

*  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

*  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your attention to this matter.

Very truly yours,

Cemtrex, Inc.

By:	/s/ Renato Dela Rama
Name: Renato Dela Rama
Title: Chief Financial Officer